UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Bray               David              E.
   3101 N ELM STREET
   GREENSBORO NC 27415-6540

2. Issuer Name and Ticker or Trading Symbol
   CONE MILLS CORPORATION (COE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   November 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Treasurer

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/10/97    A    V   2,000         A  $0.000       74,237         D
Common Stock                                                                                     35,000         I  by Spouse
Common Stock                                                                                     1,000          I  by Trust (1)
Common Stock                                                                                     30,138         I  by Trust (2)
Class A Preferred Stock                                                                          816            I  by Trust (3)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
1984 Employee Stock Option     $5.250                                                                     06/28/93     06/27/99
Plan (right to buy)
Employee Stock Option (right   $15.625                                                                    08/19/93(4)  02/17/03
to buy)
Employee Stock Option (right   $12.000                                                                    05/09/95(5)  11/08/04
to buy)
Employee Stock Option (right   $8.000                                                                     05/07/97(6)  11/06/06
to buy)
Employee Stock Option (right   $8.500          11/10/97       A     V   2,000                             (7) 05/11/98 11/09/07
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
1984 Employee Stock Option               Common Stock                   800                       800           D
Plan (right to buy)
Employee Stock Option (right             Common Stock                   5,000                     5,000         D
to buy)
Employee Stock Option (right             Common Stock                   5,000                     5,000         D
to buy)
Employee Stock Option (right             Common Stock                   5,000                     5,000         D
to buy)
Employee Stock Option (right   11/10/97  Common Stock                   2,000                     2,000         D
to buy)

Explanation of Responses:

(1)
By trust partially for benefit of child of reporting person whose shares the reporting person may be deemed to beneficially own.
The reporting person denies beneficial ownership of these shares.
(2)
Employee Equity Plan ("Plan"), a qualified stock bonus plan.
(3)
Cone Mills Corporation 1983 ESOP, a qualified stock bonus plan. During quarter ended 9/30/96, reporting person acquired 24 shares of Class A Preferred Stock under the Plan.
(4)
Incentive stock option grant under 1992 Stock Option Plan.  Options are exercisable in annual cummulative 20% increments beginning
8/19/93 and each anniversary date through 8/19/97.
(5)
Nonqualified stock option grant under 1992 Stock Option Plan.  Options are exercisable in annual cumulative 20% increments beginning 5/9/95 and each anniversary date through 5/9/99.
(6)
Nonqualified stock option grant under the Amended and Restated 1992 Stock Plan.  Options are exercisable in annual cumulative 20%
increments beginning 5/7/97 and each anniversary date through 5/7/01.

SIGNATURE OF REPORTING PERSON
/S/ Bray               David              E.
DATE 12/09/97